中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)061(JY)

04012972

17th February, 2004

04 FEB 19 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
FEB 20 2004
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Corporate Substantial Shareholder Notice filed by Bank of China with the Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance in Hong Kong in relation to the change in their shareholding in the Company for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

Internal Ref. No.: CS1*005
(Amended on 17th February, 2004)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

n giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

oration OLDINGS) LIMITED	
2388	**4. Number of issued shares in class**
ORDINARY SHARES	10,572,780,266

al shareholder	**8. Business registration number** 1000001000134	
	9. Place of incorporation PRC	Certificate of Incorporation No. N/A
AJIE, BEIJING 100818, PRC	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 28266150	**12. e-mail address**
ousiness in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

event

12	2003
(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

event

elevant event code escribing rcumstances ee Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
	Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
103	205	0	1,070,000,000	HKD	0.000	0.000	13.700	301
0	0	0						

ediately before the relevant event

	Total number of shares	Percentage figure (%)
	8,074,340,277	76.37

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	7,004,340,277	66.25
Short position		
Lending pool		

interests disclosed in Box 19 are held

ty	Number of shares	
	Long position	Short position
	7,004,340,277	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
404	10,000,000	
403	7,500,000	
401	685,000	
0		
0		

on in relation to interests of corporations controlled by substantial shareholder

poration	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
;ROUP)	52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA	100.00	N	6,961,755,277	
,VI)	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	Y	6,959,753,556	
;VI)	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	N	2,001,721	
RCIAL ' voluntary	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG (HONG KONG)	BOC HONG KONG (BVI) LIMITED	93.64	Y	2,001,721	
OUP :D	24/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA	100.00	N	11,400,000	
OUP \NY	9/F, WING ON HOUSE, 71 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	BANK OF CHINA GROUP INVESTMENT LIMITED	94.50	Y	5,700,000	
:OUP ANY	9/F, WING ON HOUSE, 71 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	BANK OF CHINA GROUP INVESTMENT LIMITED	94.50	N	5,700,000	
ANY	33/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	100.00	Y	5,700,000	

tion in relation to interests held by substantial shareholder jointly with another person

older	Address	Number of shares	
		Long position	Short position

ɔn from a trustee, or beneficiary of a trust, or a *founder of a* Discretionary Trust

	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		0		
		0		
		0		

on from a party to an agreement under Section 317 (Please see Notes for *further information* required)

	Address	Number of shares
s in which substantial shareholder is interested under section 317 and 318		

ı(s) *in accordance with whose directions* the substantial shareholder or its directors are accustomed to act

	Address	Relationship Code (see Table 6)	Percentage (%)
ɔRS OF	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	606	N/A
		0	
		0	

Form 2

18	12	2003
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
BOC INTERNATIONAL HOLDINGS LIMITED	35/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA	100.00	N	31,185,000	
BOCI FINANCIAL PRODUCTS LIMITED	325 WATERFRONT DRIVE, OMAR HODGE BUILDING 2ND FLOOR, WICKHAMS CAY, ROAD TOWN, TORTOLA, BVI (BVI)	BOC INTERNATIONAL HOLDINGS LIMITED	100.00	Y	31,185,000	